Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

April 19, 2018

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File No.: 811-22525
Port Street Quality Growth Fund (S000043754)

Dear Ms. Browning:

The purpose of this letter is to respond to the comments provided on April 16, 2018 regarding the preliminary proxy statement filed on Schedule 14A (“Proxy Statement”) (accession number 0000894189-18-002171) with the U.S. Securities and Exchange Commission (the “SEC”) regarding the approval of a new investment advisory agreement for the Port Street Quality Growth Fund (the “Fund”).

For your convenience in reviewing the responses, the comments and suggestions received are included in bold-face type immediately followed by the response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Proxy Statement.

Responses to the comments are as follows:

1.
The Staff notes that there are several placeholders in the Proxy Statement where information was not included when the Trust filed the preliminary Proxy Statement. Please confirm that all information will be complete prior to filing of the definitive Proxy Statement.

The Trust confirms that all information will be completed and included in the definitive Proxy Statement that is filed with the SEC.

2.
The Staff notes that there are inconsistencies in the document with respect to disclosure pertaining to differences between the Current Advisory Agreement and the New Advisory Agreement. In the Q&A section it states “There are no material differences between the prior investment advisory agreement with Port Street and the New Advisory Agreement, other than their effective dates.” Elsewhere it states that “the terms of the New Advisory Agreement are substantially identical.” Please note that Item 22(c)(8) of Schedule 14A requires disclosure of all material differences between the Current Advisory Agreement and New Advisory Agreement if there are any.

The Trust confirms supplementally that there are no material differences between the Current Advisory Agreement and the New Advisory Agreement. Accordingly, all references in the Proxy Statement which state that the agreements are substantially identical will be revised to indicate that there are no material differences between the Current Advisory Agreement and the New Advisory Agreement.

3.
Please confirm supplementally that there will be no new or increased shareholder fees in connection with the Transaction that would necessitate disclosure of pro forma expense information in the Proxy Statement.

The Trust responds supplementally that there are no new or increased shareholder fees planned or expected in connection with the Transaction that would necessitate disclosure of pro forma expenses pursuant to Item 22(a)(3)(iv) of Schedule 14A.

4.
Please clarify disclosure throughout the Proxy Statement regarding the expense limitation agreement between Port Street and the Trust, on behalf of the Fund. Specifically, are there two expense limitation agreements or will the existing expense limitation agreement continue in place following the Transaction?

The Trust responds supplementally that Port Street and the Trust will enter into a new expense limitation agreement to go effective concurrent with the closing of the Transaction. Accordingly, the Trust will revise disclosure in the Proxy Statement as indicated below.

The discussion of the expense limitation agreement under “Section 15(f) of the 1940 Act” on page 4 of the Proxy Statement is revised as follows:

“In addition, ~~in order to avoid an “unfair burden” on the Fund~~ in connection with the Transaction, Port Street has contractually agreed to enter into a new expense limitation agreement with the Trust, on behalf of the Fund (the “New Expense Limitation Agreement”) which would require Port Street to waive its management fees and reimburse expenses of the Fund to the extent necessary to ensure that the Fund’s total annual operating expenses (excluding leverage/borrowing interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) do not exceed 1.15% of the Fund’s average daily net assets ~~the Fund’s current expense limitations~~ through at least July 31, 2020~~19~~. The terms of the New Expense Limitation Agreement are identical to the terms of the existing expense limitation agreement between Port Street and the Trust, on behalf of the Fund (the “Current Expense Limitation Agreement”), except that Port Street could have sought termination of the Current Expense Limitation Agreement effective July 28, 2018. Subsequent to the closing of the Transaction, Port Street will be permitted to seek recoupment of any management fees waived or expenses reimbursed under the Current Expense Limitation Agreement. ”

The last sentence of the second paragraph under “Terms of the Prior and New Advisory Agreements on page 4 of the Proxy Statement is revised as follows:

“For the fiscal year ended March 31, 2018, Port Street received $675,700 in advisory fees after application of the ~~expense limitation agreement~~ Current Expense Limitation Agreement.

The disclosure following “Costs and Profitability” on page 7 of the Proxy Statement is revised as follows:

Costs and Profitability.  The Board reviewed information concerning Port Street’s financial condition, costs and profitability.  The Board noted that the Fund had been profitable to Port Street over the 12-month period ended September 30, ~~August 31,~~ 2017. The Board also considered the effect of the Current Expense Limitation Agreement ~~expense limitation agreement~~, and the anticipated effect of the New Expense Limitation Agreement, on Port Street’s compensation.  The Board noted that each Expense Limitation Agreement requires Port Street to waive its management fees or reimburse Fund expenses to ensure that the Fund’s total annual operating expenses (excluding leverage/borrowing interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) do not exceed 1.15% of the Fund’s average daily net assets. The Board noted that Port Street had waived a portion of its investment advisory fees under the Current Expense Limitation Agreement and depending on asset growth in the Fund could expect to waive a portion of its investment advisory fees under the New Expense Limitation Agreement ~~expense limitation agreement~~ which will continue in place through at least July 31, 2020~~19~~.  The Board concluded that Port Street has the financial resources to provide quality services to the Fund and that the relationship with the Fund was expected to be reasonably profitable for Port Street in the short-term.

5.	Please confirm supplementally the Proxy Statement includes any disclosure required by Item 4 of Schedule 14A.

The Trust responds supplementally that the Proxy Statement includes all disclosure required by Item 4 of Schedule 14A.

6.	Please confirm supplementally the Proxy Statement includes any disclosure required by Item 5(a) of Schedule 14A.

The Trust responds supplementally that the structure of the Transaction is such that no Item 5(a) disclosure is required in the Proxy Statement.

7.
Please confirm supplementally that following consummation of the Transaction, Port Street will not seek reimbursement from the Fund of solicitation expenses incurred by it in connection with shareholder approval of the New Advisory Agreement.

The Trust responds supplementally that Port Street will not seek reimbursement of any solicitation expenses.

8.	Please ensure that the Proxy Statement is compliant with Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 (the “Exchange Act”).

The Trust responds supplementally that it believes the Proxy Statement satisfies Rule 14a-4(a)(3) given that the Proxy Statement clearly states that Proposal 2 is requested in the event that there are “insufficient votes at the time of the Special Meeting to constitute a quorum or to approve Proposal 1.”

9.
Consider adding disclosure in the Q&A section and the Proxy Statement itself to indicate whether there will be any changes to the Fund’s investment objectives, investment strategies or risks in connection with the Transaction.

The Trust responds by adding the following disclosure to the Q&A section of the Proxy Statement:

“Q:  How will my approval of the New Advisory Agreement affect the management and operation of the Fund?

A: The Fund’s investment strategies will not change as a result of the New Advisory Agreement.  There will be no change to the Fund’s portfolio managers, investment objective, principal investment strategies or principal risks.”

10.	Please include a statement that the Board determined approval of the New Advisory Agreement to be in the best interests of the Fund and its shareholders.

The Trust notes that page 8 of the Proxy Statement currently includes the following disclosure:
“Based on all of the information presented to and considered by the Board and the conclusions that it reached, the Board approved the New Advisory Agreement on the basis that its terms and conditions are fair and reasonable and in the best interests of the Fund and its shareholders.”

11.	Please confirm that the Transaction will not affect the manager of managers exemptive relief granted to the Trust and Port Street.

The Trust confirms supplementally that the Transaction will not affect the manager of managers exemptive relief.

12.	The Staff noted that there was no disclosure in the Proxy Statement related to Rule 15a-4 under the 1940 Act. Please explain supplementally why that is the case.

The Trust responds that the Transaction will not close until after the shareholders of the Fund have approved the New Advisory Agreement. Accordingly, no interim investment advisory agreement has been approved by the Board, so no Rule 15a-4 disclosure is warranted.

13.
The portion of the Introduction section entitled "Section 15(f) of the 1940 Act" indicates that the “Board has been advised that that the Transaction will be structured in compliance with the safe harbor provisions of Section 15(f) of the 1940 Act in that Port Street has agreed that, following the closing of the Transaction, it will use reasonable best efforts to enable the requirements of Section 15(f) to be met.” The Staff further notes that the disclosure currently states that “Currently, the Board meets this 75% requirement and the Board anticipates that it will continue to meet this requirement for the required three-year period.  In addition, based on information provided to the Board, the Board anticipates that no “unfair burden” will be imposed upon the Fund for the relevant two-year period.” Please revise this disclosure to indicate that the Board determined that the Board will continue to meet the 75% requirement and that the Board determined that no unfair burden would be imposed on the Fund. In addition, please break that section up into two paragraphs in order to facilitate shareholder understanding and define “independent trustee” consistent with the language of Section 2(a)(19) of the 1940 Act.

The Trust respectfully declines to revise the disclosure to indicate that the Board determined that there will be no unfair burden on the Fund and that, for a period of three years following the Transaction, at least 75% of the members of the Board of Trustees will not be interested persons of Port Street as defined in Section 2(a)(19)(B) of the 1940 Act. Section 15(f) of the 1940 Act does not impose any requirements, and does not impose any duties on a registered investment company board to make findings or otherwise.  Instead, the section provides a non-exclusive safe harbor that the owner of an investment adviser to a registered investment company can seek to fit within when selling an ownership interest in the investment adviser.  A fund adviser can claim the safe harbor against allegations that its sale of ownership interest in the adviser violated its fiduciary duty to the investment company and its shareholders if the conditions of the section are satisfied.  Of course, investment company boards also typically view 15(f) compliance favorably, as did this board.  In order to seek to rely on the safe harbor, the selling parties in this case sought and obtained an agreement by Port Street and its control persons that, following the closing of the Transaction, Port Street will use reasonable best efforts to enable the requirements of Section 15(f) to be met.  The Board is not a party to that agreement and made no related commitments and established no requirements in that regard. The Trust notes that the current disclosure is accurate and that because Section 15(f) is a non-exclusive safe harbor the Transaction is not required to comply with the terms of Section 15(f). The Trust further notes that the language of Section 15(f) of the 1940 Act does not require the Board to make the determination requested by the Staff.

Pursuant to Section 15(c) of the 1940 Act, the Fund’s Board of Trustees requested and evaluated relevant information about the proposed change of ownership and the proposed new investment advisory agreement for the Fund.  Along with typical information regarding the proposed ownership change, such as the effect on the control and operations of the investment adviser, the investment advisory services to be provided, the anticipated fee and expense levels for the Fund, etc., the Board also requested and received information as to whether the terms of the purchase agreement addressed compliance with Section 15(f).  The Board ultimately determined to approve the New Advisory Agreement for the Fund and to recommend that shareholders also approve the agreement.   The fact that Port Street agreed to use reasonable best efforts to satisfy the requirements of Section 15(f) after the Transaction was one of many factors that the Board took into account.

However, in order to be responsive to the other aspects of your comment, the Trust will modify the disclosure regarding Section 15(f) of the 1940 Act as follows:

Section 15(f) the 1940 Act

“The Board has been advised that the Transaction will be structured in compliance with the safe harbor provisions of Section 15(f) of the 1940 Act in that Port Street has agreed that, following the closing of the Transaction, it will use reasonable best efforts to enable the requirements of Section 15(f) to be met.  Section 15(f) provides a non-exclusive safe harbor whereby an owner of an investment adviser to an investment company (such as the Fund) may receive payment or benefit in connection with the sale of an interest in the investment adviser if two conditions are satisfied.

The first condition specifies that no “unfair burden” may be imposed on the investment company as a result of the transaction relating to the change of control, or any express or implied terms, conditions or understandings.  An “unfair burden” includes: any arrangement during the two-year period after the sale of the interest in the investment adviser where the investment adviser (or predecessor or successor adviser), or any of its “interested persons” (as defined in the 1940 Act), receive or is entitled to receive any compensation, directly or indirectly, (i) from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than bona fide ordinary compensation as principal underwriter for the investment company), or (ii) from the investment company or its shareholders (other than fees for bona fide investment advisory or other services).  In addition, in connection with the Transaction ~~order to avoid an “unfair burden” on the Fund~~, Port Street has contractually agreed to enter into a new expense limitation agreement with the Trust, on behalf of the Fund (the “New Expense Limitation Agreement”) which would require Port Street to waive its management fees and reimburse expenses of the Fund to the extent necessary to ensure that the Fund’s total annual operating expenses (excluding leverage/borrowing interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) do not exceed 1.15% of the Fund’s average daily net assets ~~the Fund’s current expense limitations~~ through at least July 31, 20~~19~~20. The terms of the New Expense Limitation Agreement are identical to the terms of the existing expense limitation agreement between Port Street and the Trust, on behalf of the Fund (the “Current Expense Limitation Agreement”), except that Port Street could have sought termination of the Current Expense Limitation Agreement effective July 28, 2018.  Subsequent to the closing of the Transaction, Port Street will be permitted to seek recoupment of any management fees waived or expenses reimbursed under the Current Expense Limitation Agreement. Port Street may request recoupment of previously waived management fees or reimbursed expenses for three fiscal years from the date the fees were waived or expenses reimbursed ~~paid~~, subject to the expense limitation in place at the time of reimbursement and the expense limitation in place at the time of recoupment. Based on information provided to the Board, the Board anticipates that no “unfair burden” will be imposed upon the Fund for the relevant two-year period.

The second condition specifies that, during the three-year period immediately following consummation of the transaction, at least 75% of a fund’s board of trustees must not be interested persons of Port Street as defined in Section 2(a)(19) of the 1940 Act ~~be independent trustees~~.  Currently, the Board meets this 75% requirement and the Board anticipates that it will continue to meet this requirement for the required three-year period.  ~~In addition, based on information provided to the Board, the Board anticipates that no “unfair burden” will be imposed upon the Fund for the relevant two-year period.~~”
14.	Please indicate whether Port Street will retain the right to recoup any management fees waived under the Current Expense Limitation Agreement.

The Trust responds that Port Street will retain the right to recoup any management fees waived under the Current Expense Limitation Agreement for a period of three fiscal years from the date the fees were waived or expenses reimbursed. Accordingly, the disclosure discussion the Expense Limitation Agreements has been revised as follows:

“Subsequent to the closing of the Transaction, Port Street will be permitted to seek recoupment of any management fees waived or expenses reimbursed under the Current Expense Limitation Agreement. Port Street may request recoupment of previously waived management fees or reimbursed expenses for three fiscal years from the date the fees were waived or expenses reimbursed paid, subject to the expense limitation in place at the time of reimbursement and the expense limitation in place at the time of recoupment.”

15.
On page 5 of the Proxy Statement under “Payment of Expenses” please consider stating that Port Street “shall continue to be responsible on a monthly basis for any operating expenses that exceed the agreed upon expense limit, subject to the terms of such agreement.”

The Trust responds by making the requested change.

16.
Please consider revising the first sentence of the second paragraph under “Payment of Expenses” to clarify that the Fund will be responsible for the same expenses under New Advisory Agreement as it is under the Current Advisory Agreement.

The Trust responds by modifying the disclosure as follows:

“The Fund is responsible for all of its own expenses, except for those specifically assigned to the Adviser under the New Advisory Agreement and the Current Advisory Agreement. The Fund will be responsible for the same expenses under the New Advisory Agreement as it is under the Current Advisory Agreement which include, ~~including~~ but are not limited to: fees and expenses incurred in connection with the issuance, registration and transfer of its shares; brokerage and commission expenses; all fees and expenses related to Fund custody, shareholder services and Fund accounting; interest charges on any borrowings; costs and expenses of pricing and calculating its daily net asset value and of maintaining its books; insurance premiums on property or personnel of the Fund which inure to its benefit; the cost of preparing and printing regulatory documents and other communications for distribution to existing shareholders; legal, auditing and accounting fees; fees and expenses (including legal fees) of registering and maintaining registration of its shares for sale; all expenses of maintaining and servicing shareholder accounts, and all other charges and costs of its operation plus any extraordinary and non-recurring expenses”

17.	Consider adding disclosure to any factors the Board considered that would have been adverse to approving the New Advisory Agreement.

The Trust respectfully declines to add additional disclosure because it believes that the Proxy Statement accurately discloses the information and factors that the Board reviewed and considered in deciding whether to approve the New Advisory Agreement and to recommend that shareholders approve the New Advisory Agreement.

18.
Did the Board consider any information provided by third parties in approving the New Advisory Agreement? In addition, did the Board consider the services provided by other investment advisers to funds in the Fund’s Morningstar peer group?

The Trust responds supplementally that the Board considered information provided by Morningstar related to the management fee and expense ratio of the Fund relative to its peer group. The Trust did not explicitly compare the services provided by Port Street under the New Advisory Agreement to the services provided by investment advisers to other funds in the Morningstar peer group. Given that the management fee and total expense ratio was only one factor of many that the Board considered, it did not consider that analysis as needed to make a determination that approval of the New Advisory Agreement was in the best interest of the Fund and its shareholders.

19.	Please confirm supplementally that no disclosure is required under Item 22(c)(13) with respect to the Fund.

The Trust responds supplementally that no affiliated broker disclosure is required under Item 22(c)(13) because the Fund did not use any affiliated brokers during the most recently completed fiscal year.

20.	Please indicate how broker “non-votes” will be counted for purposes of establishing a quorum or approving Proposal 2.

The Trust respectfully declines to add additional disclosure regarding the counting of broker “non-votes” or abstentions with respect to establishing a quorum for Proposal 2 because no quorum is needed to vote on Proposal 2.

The Trust will revise the second paragraph under “Votes Required to Pass the Proposals” as follows:

“Proposal 2 requires the vote of a majority of the votes cast, either in person or by proxy, at the Special Meeting to approve any adjournment(s) of the Special Meeting, even if the number of votes cast is fewer than the number required for a quorum.  Abstentions and broker “non-votes” will have the effect of a “no” vote for purposes of obtaining the requisite approval of the proposal.”

21.	Consider relocating the disclosure pertaining revocation of shareholder proxies under “Proxies and Voting at the Special Meeting” to its own paragraph or sub-heading.

The Trust respectfully declines to make the noted revision.

22.
Please bold the language on the proxy card which states that the proxy is solicited on behalf of the Board and which states how the proxy will be voted if it is properly executed but no vote is indicated, as required by Rule 14a-4(b) under the Exchange Act.

RESPONSE:  The Trust responds by changing the following sentences on the Proxy Card to appear in bold-face type: “This proxy is solicited on behalf of the Board of Trustees” and “When properly executed, this proxy will be voted as indicated or “FOR” the proposals if no choice is indicated.”

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact the undersigned at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch
Thomas A. Bausch, Esq.
Secretary

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.